April 19, 2013

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:	Ms. Alison White

Re:	SBL Fund (File Nos. 002-59353 and 811-02753) (the “Registrant”)

Dear Ms. White:

We wish to respond by this letter to comments of the U.S. Securities and Exchange Commission (“SEC”) staff on Post-Effective Amendment No. 66 to the registration statement of the Registrant filed pursuant to Rule 485(a)(2) under the Securities Act of 1933 (“1933 Act”) on February 6, 2013 relating to two of its underlying series, Series F (Floating Rate Strategies Series) and Series M (Macro Opportunities Series) (each, a “Series”). The SEC staff’s comments were conveyed via a telephone conversation between you and Julien Bourgeois of Dechert LLP on February 14, 2013. Throughout this letter, capitalized terms have the same meaning as in the filing, unless otherwise noted. A summary of the SEC staff’s comments, followed by the responses of the Registrant, is set forth below:

General Comments

1.	Representations

Comment: We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Registrant and its management are in possession of all facts relating to the Registrant’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the Registrant acknowledging that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Response: We make the following representations:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•	SEC staff comments or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to the filing; and

•	the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any other person under the federal securities laws.

Comments Relating to the Prospectus

2.	Fees and Expenses of the Series

a.	Comment: To the extent that the anticipated interest expenses relating to a Series’ short selling activity are expected to materially affect the Series’ “Other Expenses,” please subdivide the “Other Expenses” caption to identify the corresponding interest expenses.

Response: We confirm that interest expenses incurred in connection with short selling activity are not expected to materially affect the Series’ “Other Expenses.”

b.	Comment: Since the information conveyed in the second and third sentence of footnote 2 of the fee table is not required by Item 3 of Form N-1A, please remove these two sentences.

Response: We believe that the information conveyed in these two sentences clarifies the fee waiver provision in a manner consistent with the objective of the Form N-1A.

c.	Comment: In the Fees and Expenses of the Series section, for Series that have a fee waiver arrangement reflected in the fee table, please confirm supplementally that the fee waiver is reflected in the example only for the term of the waiver as per Instruction 4(a) to Item 3.

Response: We confirm that any applicable fee waiver arrangement is reflected in the expense example in accordance with the requirements of Instruction 4(a) to Item 3 of Form N-1A.

3.	Principal Investment Strategies

a.

Comment: The Series disclose that they may engage in transactions involving derivatives. When a Series does engage in derivatives transactions it must set aside an appropriate amount of segregated assets. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979) (“Release 10666”). Please note that the SEC recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the

Investment Company Act of 1940. See Investment Company Act Release No. 29776 (Aug. 31, 2011) (“Derivatives Concept Release”). Accordingly, please be aware that the SEC or its staff could issue future guidance related to derivative instruments (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which a Series operates.

Response: We have reviewed the disclosures and confirm that each Series segregates its assets consistent with the principles set forth in Release 10666. We acknowledge that we are familiar with the Derivatives Concept Release and we are aware that the SEC may issue definitive guidance in the future.

4.	Portfolio Managers

a.	Comment: In the “Portfolio Managers” section, please state how long Kevin H. Gundersen has managed the Series.

Response: We have implemented the requested change.

5.	Portfolio Holdings

a.	Comment: Please disclose the URL for the specific page on the website where the policies and procedures may be found.

Response: We have implemented the requested change.

6.	Performance Information on the Investment Manager’s Other Similar Accounts

a.	Comment: Please explain why the Bank of America Merrill Lynch U.S. Dollar 3-Month LIBOR Constant Maturity Index (“Index”) is a good basis for comparison to the Absolute Return Strategic Composite (“Composite”), in light of the superior performance of the Composite against the Index during the disclosed period.

Response: The Composite is comprised of all of the accounts managed by Guggenheim Partners Investment Management, LLC (“Guggenheim Partners”) with an investment strategy that seeks to invest opportunistically in fixed income and/or equity securities. These accounts seek to have a low correlation to other asset classes. The Bank of America Merrill Lynch U.S. Dollar 3-Month LIBOR Constant Maturity Index, which represents the London interbank offered rate (LIBOR) with a constant 3-month average maturity, is a common benchmark used for such broad strategies (i.e., absolute/total return).

b.	Comment: Please confirm that the Investment Manager has records, as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940, to substantiate the calculations of the performance.

Response: We confirm that records are adequately maintained.

7.	Market Timing/Short-Term Trading

a.	Comment: Please revise disclosure to reflect the Series’ compliance with Rule 22c-2 under the Investment Company Act of 1940.

Response: We have implemented the requested change.

8.	Back Cover

a.	Comment: Please disclose the URL for the specific page on the website where information regarding the SBL Fund may be found.

Response: We have implemented the requested change.

Comments Relating to the Statements of Additional Information (“SAIs”)

9.	Disclosure of Portfolio Holdings

a.	Comment: Please disclose the URL for the specific page on the website where portfolio information may be found.

Response: We have implemented the requested change.

10.	Portfolio Managers

a.	Comment: Please identify the benchmarks to measure portfolio manager performance as Item 20(b) requires that the Series identify any benchmark used to measure performance.

Response: The portfolio managers are not compensated based on their performance against a specific benchmark. The disclosure has been revised accordingly.

*    *    *

Please call Julien Bourgeois at Dechert LLP at 202.261.3451 with any questions or comments regarding this letter, or if he may assist you in any way.

Very truly yours,

/s/ Amy J. Lee
Amy J. Lee
Secretary and Senior Vice President
Security Investors, LLC

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